UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1‑U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

March 6, 2019

(Date of Report (Date of earliest event reported))

MOGULREIT II, Inc.

(Exact name of issue as specified in its charter)

Maryland		81-5263630
(State or other jurisdiction		(I.R.S. Employer
of incorporation or organization)		Identification No.)

10780 Santa Monica Blvd, Suite 140
Los Angeles, CA, 90025
(Full mailing address of
principal executive offices)

(877) 781‑7153

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events.

On March 4, 2019, we issued an offering overview discussing our financial results for the quarter ended December 31, 2018. The text of the offering overview is set forth below.

Q4 2018*

MOGULREIT II

OFFERING OVERVIEW	TOTAL INVESTMENT VALUE1	$14,236,590
	TOTAL ASSET VALUE2	$115,380,750
MogulREIT II is a public, non-traded REIT, focused on providing investors with the opportunity for capital appreciation by investing in value-add multifamily apartment buildings with both preferred and joint venture equity.	NUMBER OF INVESTMENTS	7
	TOTAL NUMBER OF MULTIFAMILY UNITS	1,259
	WEIGHTED AVERAGE PROJECTED HOLD PERIOD	55 Months
KEY OBJECTIVES	ANNUALIZED DISTRIBUTION RATE3	4.5%

• To realize capital appreciation in the value of our investments over the long term	DISTRIBUTION FREQUENCY	Quarterly
• To pay attractive and stable cash distributions.	TAX REPORTING FORM	1099-DIV

PORTFOLIO STATISTICS 4

*All data as of December 31, 2018.

1 Aggregate value of all underlying investments in MogulREIT II, Inc. based on the current outstanding investment amount.

2 Aggregate value of all underlying properties in MogulREIT II, Inc. based on the most recent purchase price of each asset.

3 3 MogulREIT II has declared distributions on a quarterly basis since January 1, 2018. The quarterly distributions equate to approximately 4.50% on an annualized basis based upon the $10.00 per share purchase price. The annualized distribution rate is not a guarantee or projection of future distributions, and the board of directors may in the future declare lower distributions or no distributions at all for any given period.

4 Based on the current outstanding investment amount.

INVESTMENT ACTIVITY

Distributions

The board of directors authorized a distribution for the fourth quarter of 2018 on September 18, 2018. This distribution, in addition to all prior distributions, equates to approximately 4.50% on an annualized basis assuming a $10.00 per share purchase price and calculated for the period beginning October 1, 2018 and ending December 31, 2018.

The annualized distribution rate is not a guarantee or projection of future distributions, and the board of directors may in the future declare lower distributions or no distributions at all for any given period. While the board of directors is under no obligation to do so, the annualized distribution rate assumes that the board of directors will declare quarterly distributions in the future similar to the distribution disclosed herein.

Recent Acquisition

AVON PLACE APARTMENTS

On November 1, 2018, we acquired a joint-venture equity investment for the acquisition and renovation of Avon Place Apartments, a Class B, garden-style apartment community in Avon, Connecticut, an affluent town in the Farmington Valley Region of Hartford County.

The real estate company for the project plans to implement a value-add strategy by renovating units that become available due to normal tenant turnover and re-leasing the renovated units at a higher rental rate. This strategy assumes a renovation budget of $1,130,000, or $6,906/unit, and assumes that 130 units (79% of total) will be renovated over 36 months or less (approximately 3.6 units/month) utilizing the real estate company’s in-house construction team. As of December 2018, the Property was 93.0% occupied, unchanged since closing.

The property sits on 46 acres of land and is located 9.7 miles west of downtown Hartford, Connecticut. Its amenities include a fitness center, pool, picnic area, dog park, tot lot, tennis court, elevators, community laundry, Wi-Fi, low-density wooded landscape, and a clubhouse. The property is situated in a major, affluent market with strong schools, high median home prices (~$400,000), and few competing properties. Apartments.com reflects only two other apartment buildings in the town of Avon. We believe that the high barrier to home ownership and low supply leaves our property uniquely positioned in the market.

In the two months since closing, the real estate company engaged an architecture firm for the design aspect of its capital improvements plan, mobilized a construction team, and commenced capital improvements on the lobby in mid-December 2018. The real estate company has also finalized its budget for unit turns, and it will begin this program in early 2019.

Lastly, as the property sits on a large tract of land, the real estate company engaged an engineering firm to conduct a feasibility study to determine how many units can be built based on zoning, typography, and utilities. According to the analysis, the land can support three additional buildings with 210 units. In order to value the deal conservatively, we did not underwrite the construction of these potential buildings.

MARKET UPDATES

GROWTH POTENTIAL

On a macroeconomic level, we still see strong economic indicators for real estate as we enter the new year. Though we believe the U.S. economy is in the late stages of its recovery, we believe that there is still further growth in the near to intermediate-term. In November 2017, consumer confidence reached its highest level in 17 years and has remained at historically high levels through November 2018. The index has remained over 90 for almost two years. According to the University of Michigan, who created the survey, the last time the index has remained at these levels for this period of time was the 1997-2000 timeframe. While we believe consumer confidence trails the market rather than precedes it, we believe that positive consumer confidence bodes well for near-term investing.

Q4 VOLATILITY

Despite the extreme volatility in Q4 2018, equities are still at high historic levels, evidenced by the S&P 500 Index and the Dow Jones Industrial Average. The fourth quarter 2018 was challenging for the S&P 500, and the index experienced dramatic losses. As of December 31, 2018, the S&P 500 index was down almost 7% for the year. The volatility in the equities market may be largely the result of investor fear that we are nearing the peak of a market cycle.

2,400.00
1,800.00
1,200.00
600.00
Volume
2011
2014
2017
2018
Source: Morningstar

JOB GROWTH POTENTIAL

Job growth has remained strong, and unemployment rates are at historically low levels at 3.9% as of December 2018. We believe that this is one of the most important macroeconomic indicators for real estate and is one of the foundations of our positive near-term outlook.

MARKET UPDATES (CONT.)

RISING INTEREST RATES, LOW CAP RATES

After years of predictions of substantial movement in interest rates, the Federal Reserve finally viewed the economy stable enough to begin to raise interest rates in the past 18 months. The corresponding chart shows movement in the yield curve over the past 12 months.

In a rising interest rate environment, one might expect to see cap rates rise with interest rates as valuations decrease due to the increased financing costs; however, as interest rates have risen over the past two years, cap rates have remained at historically low levels. According to CBRE’s Cap Rate Survey for H2 2018, although there was a slight uptick from Q2 2018 to Q4 2018, cap rates were broadly unchanged.

MARKET PRICING

Though current pricing indicates that we are in a seller’s market overall, we believe that our prudent underwriting and flexibility to make investments in any asset class, any geography and any tier in the capital stack leaves us poised to take advantage of the near and intermediate-term opportunities.

We believe that the following market conditions, which are by-products of the economy, credit market and regulatory environment should create a favorable investment environment.

MARKET UPDATES (CONT.)

EFFECTS FROM TREND CHANGES

Concentration of fundraising among the largest private equity funds has increased the difficulty for real estate companies to raise equity or mezzanine investments of less than $10,000,000. One of the responses to the 2008 recession, according to Prequin Global Private Equity Report, has been growth in the average size of investment funds, whereby large investors have been investing more of their capital with managers that have extensive track records, and are therefore, by nature, raising much larger funds. In 2014, funds of a size equivalent to $1.5 billion or more accounted for 58% of all private equity capital raised while first-time managers only accounted for 7% of capital raised. The average fund size hit a record of greater than $600,000,000. Larger funds consequently focus on larger deals in order to deploy their capital fully and effectively.

Closed End Private Equity Dry Powder by Strategy

$120
$100
$80
$60
$40
$20
$0
US$ billion
Opportunistic
Value-added
Debt
Core
Core-plus
Distressed
Dec '07
Dec '08
Dec '09
Dec '10
Dec '11
Dec '12
Dec '13
Dec '14
Dec '15
Dec '16
Dec '17
Mar '18

Source: Preqin.

Further, the changing economic landscape may provide dislocation in market and create opportunities in non-core sections of the real estate markets.  After years of anticipation of future rises in interest rates, the Federal Reserve has finally felt comfortable with the economy to begin raising rates. For the most part, these rises were already priced into commercial real estate valuations. However, the rising interest rate environment creates uncertainty which can lead to opportunity, especially in the segments of the market which are not flush with increasing levels of institutional capital.

MARKET UPDATES (CONT.)

MULTIFAMILY TRENDS

More specifically, for non-core, suburban multifamily, as depicted in the chart to the right, cap rates have decreased steadily since 2012.

Similarly, per NCREIF’s Year-End Indices Review, in 2018, apartment buildings had the lowest cap rates of all asset classes.

We believe that this trend can be attributed in part to the market viewing multifamily as a defensive asset class, especially in the context of what is now the longest economic expansion in the history of the United States. Tenant risk for multifamily buildings, as opposed to retail and office buildings, is typically spread amongst a larger tenant base; thus, if one tenant vacates, a multifamily property generally can more easily absorb such loss.

According to NCREIF’s 2018 report, garden-style apartments had the highest total returns across the multifamily asset class while high-rise buildings performed the worst.

SUPPLY AND DEMAND

Since construction related to garden-style multifamily projects is typically conducted on a much smaller scale compared to mid and high-rise buildings, the low initial capital outlay may help increase overall garden-style property returns. Furthermore, garden properties are typically located in suburban areas, and the smaller suburban markets may inhibit gluts of supply, thus driving rent growth. According to CoStar, as of Q3 2018, over 300,000 units that are under construction are being built in areas that fall into the highest rent bracket. Again, this trend may explain why suburban, workforce housing has experienced high returns as most of the new supply has been in the top of the market.

MARKET UPDATES (CONT.)

SUPPLY AND DEMAND (CONT.)

As one might expect from the above insights, according to CoStar, in Q4 2018, suburban multifamily assets had over double the rent growth as CBD multifamily assets, with the strongest rent growth in Class B product, which is typically affordable, workforce housing.

CLOSING REMARKS

We believe that the non-core areas of commercial real estate present investors with attractive risk adjusted return opportunities. We are encouraged by the success of suburban, low-rise multifamily product over the past decade. With a population that is trending towards rentals as opposed to home ownership as well as strong rent growth in the suburban multifamily markets due to minimal new construction, we have continued confidence in MogulREIT II’s strategy of acquiring equity investments in this asset class.

DISTRIBUTION SUMMARY

NET ASSET VALUE (NAV)

PRICE PER SHARE $10.00	NAV PER SHARE N/A

Our board of directors has decided to begin valuation of NAV for the first time at a date no later than October 1, 2019.

The purchase price will remain at $10.00 per share until a change in valuation of NAV per share takes place, at which time it will be the greater of (i) $10.00 per share or (ii) the current NAV. Investors will pay the most recent publicly announced offering price as of the date of their subscription.

NAV per share is calculated by taking the total value of our assets less the total value of our liabilities, divided by the number of shares outstanding.

Copyright © 2019 RM Adviser, LLC, all rights reserved.

Previous Updates

Please follow the below links to access descriptions of other investments in prior quarters.

Q3 2018 Shareholder Letter
Q2 2018 Shareholder Letter
Q1 2018 Shareholder Letter
Q4 2017 Shareholder Letter
Q3 2017 Shareholder Letter

We remain excited about all that 2019 has in store for MogulREIT II and our investors. We continue to expand our real estate, technology and investor relations teams and look forward to bringing even more exclusive, highly vetted deals to our clients. We hope you will join us in your pursuit of building wealth as we continue to source institutional quality real estate investments on behalf of discerning investors.

We are excited by the investment opportunities MogulREIT II offers and we appreciate your continued support. As always, please feel free to contact us at info@realtymogul.com or call directly with any questions you may have.

Sincerely,

/s/ Jilliene Helman

Jilliene Helman

CEO, RM Adviser, LLC

CEO, MogulREIT II, Inc.

Forward-Looking Statements

This Current Report on Form 1-U contains forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “continue,” “could,” “might,” “potential,” “predict,” “should,” “will,” “would,” and similar expressions or statements regarding future periods or the negative of these terms are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Current Report on Form 1-U.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOGULREIT II, INC.

By:	/s/ Jilliene Helman
Name:	Jilliene Helman
Title:	Chief Executive Officer and Secretary

Date:	March 6, 2019